Exhibit 99.1

Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL Telemedicine to appoint Dr. Itamar Offer as Chairman of the Company’s Board of Directors

Tel Aviv / Zurich / New York, September 3, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN;) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, announced today, that it has appointed Dr. Itamar Offer as the new chairman of the Company.

Dr. Offer served as President and Chairman of the Board of Directors and previously CEO of Sabar Health,  and has extensive experience in managing and leading companies in the field of advanced medical services outside of hospitals. Previously he served as CEO of the Herzliya Medical Center Private Hospital and as the Medical Director of the Tel Aviv-Jaffa District in Clalit health fund. Dr. Offer is the founder of the WHAHC community (the first international community for a hospital at home), a specialist in pediatrics and medical administration and was formerly the deputy director of Schneider Children's Hospital.

Dr. Offer said, "I am happy to join the board of directors of SHL, which is a world pioneer in telemedicine solutions. From my familiarity with the field of medical services outside of hospitals, I am convinced that we will be able to formulate a significant value proposition for existing customers and, together with the company's innovative solutions, expand its growth. The advanced medical services outside the hospitals are a win-win for both the health system and the patients today, and I believe that the company has significant potential for leadership in the field."

In August 2024, David Arnon was appointed as CEO of SHL and its subsidiary Shahal Israel for the purpose of formulating and leading SHL’s growth strategy in Israel and abroad. Mr. Arnon stated: "I welcome the appointment of  Dr. Offer to the leadership of our board of directors and I am sure that together we can develop and expand SHL’s activities and offering solutions for our customers. His extensive experience in the field will provide a is a significant contribution and I look forward to working together with him."

About SHL Telemedicine

SHL is engaged in the development and marketing of advanced leading personal telemedicine services, focusing on cardiovascular diseases and related diseases. The Company currently operates in Israel, the U.S. and Germany in various B2B and B2C models, and has acquired significant experience and knowledge over its 30 years of operations.

SHL Telemedicine Group
U.S.
Israel
Germany
SmartHeart B2C
SmartHeart B2B
Mediton B2B
SHL B2C
Chronic Treatment B2B
Telemedicine B2B

SHL Israel provides heart monitoring services to tens of thousands of its customers through its proprietary technology the SmartHeart® with a combination of distress buttons at the customer's home, and also operates medical call center with a fleet of mobile intensive care units that provide an immediate and life-saving solution on a 24/7 basis.

The Company's SmartHeart® platform is a leading and unique solution for personal ECG tests at the customer's home, without the need for a doctor or nurse. This is considered a golden standard level (12 leads), which enables remote interpretation through the immediate transfer of the test data to the cardiologist.

The SHL Group provides, through its controlled subsidiary Mediton, advanced medical services to large institutional customers in Israel. Mediton operates in four central centers in Israel (Tel Aviv, Jerusalem, Haifa and Be'er Sheva) and provides, with over 500 specialist doctors, medical services that include medical status indication, verification of compliance with medical standards, preventive and diagnostic medicine.

Mediton's customers include large and leading entities in the Israeli market, such as governmental national insurance, Ministry of Defense, insurance companies, health funds and other governmental entities.

SHL Germany provides management and stabilization services for its chronic patients and "Virtual Visit" through its B2B services to leading health funds in Germany.

SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our website at www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL undertakes no obligation to publicly update or revise any forward-looking statements.